UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 35437 / December 26, 2024

In the Matter of

Antares Private Credit Fund
Antares Capital Credit Advisers LLC
320 South Canal Street, Suite 4200
Chicago, IL 60606

(812-15574)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Antares Private Credit Fund and Antares Capital Credit Advisers LLC filed an application on
May 15, 2024, and an amendment to the application on November 15, 2024, requesting an order
under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from
sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act. The order permits certain registered closed-
end management investment companies to issue multiple classes of shares of beneficial interest
with varying sales loads and to impose asset-based distribution and/or service fees.

On November 27, 2024, a notice of the filing of the application was issued (Investment
Company Act Release No. 35402). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of Antares Private Credit Fund and Antares Capital Credit Advisers
LLC (File No. 812-15574),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.